TRUDY CORPORATION

Where Children Discover . . .

March 1, 2010

Ms. Louise M. Dorsey
Associate Chief Accountant, Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: Trudy Corporation
         In response to Letter of Comments, dated February 9, 2009, from the SEC and
         pending Preliminary Information Statement of the Registrant
         File No. 0-16056

Dear Ms. Dorsey,

Trudy Corporation ("Trudy") is in the process of selling substantially all of its assets to MMAC, LLC ("MMAC") and is currently preparing a Preliminary Information Statement for submission to the SEC. We previously received from the Staff of the SEC a letter of comments, dated February 9, 2009 (the "Letter of Comments"), containing (among other comments) comments on Trudy's acquisition of a business known as Music For Little People ("MFLP") on March 7, 2008. Trudy's purchase of MFLP consisted of the purchase of certain assets and assumption of certain liabilities of a business previously conducted and now conducted under the name of MFLP.

Upon review of the Letter of Comments, Trudy agrees with the Staff that the purchase should be accounted for as a business purchase and not as an asset purchase, according to the definitions of a business described in Regulation S-X, Article 11-01(d). Based upon the acquisition date of March 7, 2008, Trudy reviewed its audited financial statements for the fiscal year ended March 31, 2007 to determine the significance level of the acquisition in accordance with the income test per Rule 8-04(b)(3) of Regulation S-X. Based on this review, Trudy has determined that the transaction was indeed material and that two years of audited financial statements of MFLP is technically required.

Since Trudy viewed this as an asset acquisition, due diligence was done on the assets being acquired and not on the business. The business that was acquired did not have sufficient internal controls, the historical accounting was weak and it had limited financial information other than the information used to estimate those assets that were acquired. Furthermore, Trudy purchased only certain segments of the business and the segments were not separated by the prior owner. As a result, Trudy is unable to produce or prepare such audited financial statements or, alternatively, audited "carve-out" financial statements.



353 Main Avenue, Norwalk, Connecticut 06851-1552
Tel: (203) 846-2274 Fax: (203) 846 1776
www.Soundprints.com



TRUDY CORPORATION

Where Children Discover . . .

With regard to such letter of comments and in connection with the submission of our Preliminary Information Statement, Trudy is writing this letter to request that the SEC accept, for purposes of the Preliminary Information Statement, the one year of audited consolidated financial statements included in Trudy's Annual Report on Form 10-K for FY 2009 (which include the MFLP business) in lieu of the requirement for two years of pre-acquisition financial statements of MFLP. As demonstrated on pages three and four below, the MFLP business was not material to Trudy's FY 2009 statement of operations.

Background of the Purchase of MFLP

MFLP was owned prior to Trudy's acquisition of it by For Future Generations, Inc. ("FFG"). FFG encountered financial difficulties and, pursuant to the provisions of California Code of Civil Procedure Section 493.010, entered into a General Assignment, dated March 2, 2007, with Equitable Transitions, Inc. ("Equitable") whereby FFG assigned for the benefit of its creditors all of its assets to Equitable. On March 2, 2007, Musical Kidz, LLC ("Musical Kidz") purchased from Equitable the assets constituting the MFLP business. Pursuant to the provisions of an Asset Purchase Agreement, dated March 7, 2008, between Trudy and Musical Kidz, Trudy closed the purchase on that date of the assets constituting the MFLP business.

Purchase Price for MFLP

The consideration paid by Trudy to Musical Kidz for MFLP consisted of cash, shares of Common Stock of Trudy, and potential earn-out payments for each of the fiscal years ending March 31, 2009, 2010 and 2011 if certain net income goals were met by MFLP. For the fiscal year ended March 31, 2009 the net income goals were not achieved so no earn-out payment was made.

The Company was required to issue $100,000 of Trudy Common Stock on the acquisition date, and $100,000 of Trudy Common Stock one year after the acquisition date.

The breakdown of the purchase price was as follows:

Cash	$	350,000
Common stock provided on acquisition		100,000
Common stock provided one year anniversary		100,000
Total consideration paid	$	550,000

The fair value of the net assets acquired is recorded as follows:

Inventory	$	100,000
Trademarks		75,000





353 Main Avenue, Norwalk, Connecticut 06851-1552
Tel: (203) 846-2274   Fax: (203) 846 1776
www.Soundprints.com

TRUDY CORPORATION

Where Children Discover . . .

Net Loss for the fiscal year ended March 31, 2009 was 2.7%. MFLP's Net Loss as a percentage of Trudy's Net Loss for the nine months ended December 31, 2009 was 12.3%.

Asset Purchase Agreement & Pending Preliminary Information Statement

On December 18, 2009 Trudy entered into a definitive Asset Purchase Agreement with MMAC, whereby Trudy will sell substantially all of its assets to MMAC and MMAC will assume certain liabilities of Trudy. This sale was approved by the Board of Directors of Trudy and by the written consent of the holders of a majority of Trudy's issued and outstanding shares of Common Stock. In order to complete this transaction, Trudy is required to submit a Preliminary Information Statement on Schedule 14C to the SEC and, after clearance, mail the Information Statement in definitive form to its shareholders. After completion of the transaction, Trudy will remain with no assets other than a minimal amount of cash to cover expenses after the closing and a net operating loss carry-forward. Management of Trudy is exploring its options to either sell the public company shell and realize some value for the common stockholders or to dissolve the shell.

Conclusion

As a result of the Company's inability to provide audited financial statements for MFLP, the Preliminary Information Statement that will be submitted to the SEC shortly will not meet the technical requirements because they do not include two years of audited financial statements of the acquired business per Rule 8-04(b)(3) of Regulation S-X . In order to remedy the situation the Company is requesting that the SEC agree to accept one year of audited consolidated financial statements of Trudy in lieu of the pre-acquisition financial statements of the business that was acquired. Trudy requests that this satisfy the Letter of Comments for purposes of clearance by the SEC of the Preliminary Information Statement.

Thank you once again for your assistance in this matter.

Sincerely,



Fell C. Herdeg
Chief Financial Officer



353 Main Avenue, Norwalk, Connecticut 06851-1552
Tel: (203) 846-2274   Fax: (203) 846 1776
www.Soundprints.com

